McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219

January 8, 2014

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang
Special Counsel
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Apple REIT Nine, Inc.
Amendment No. 2 to the Registration Statement on Form S-4
Filed November 22, 2013
File No. 333-191084

Dear Mr. Dang:

On behalf of Apple REIT Nine, Inc. (“Apple Nine” and the “Company”), we hereby submit the response of Apple Nine to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated December 12, 2013 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”).  We have revised Amendment No. 2 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and general updates.  In connection with this letter and the filing of Amendment No. 3, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2 as filed on November 22, 2013, and four clean courtesy copies of Amendment No. 3.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the headers from the Comment Letter (underline and bold) and the text of the Staff’s comments (italics) below.  The responses and information below are based upon information provided to us by Apple Nine, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. (collectively, the “Apple REITs”).

Staff Comments and Company Responses

General

1.	Please revise to relocate your unaudited pro forma information from Annex N to Part I of the prospectus.

In response to the Staff’s comment, we have relocated the unaudited pro forma information formerly set forth in Annex N beginning on page 35 in Amendment No. 3.

Description of Apple Nine Common Shares, page 27

2.
We note your continued disclosure of an anticipated distribution rate of $0.62-$0.72 per share, even though the historical operations of Apple REIT Seven and Apple REIT Eight do not clearly show the ability to support such distribution rate. Please explain how your historic cash flows support this range, as noted by your disclosure. Also, please clarify if the Hotel NOI forecasts referenced refers to those prepared for use with the fairness opinions.

In response to the Staff’s comment, Amendment No. 3 has been revised on pages 13 and 27 to clarify that the planned distributions will come from anticipated cash generated from operations and debt.  Further, the Company confirms that the Hotel Net Operating Income forecasts referenced are those set forth on page 112 of Amendment No. 3 under the header “Projected Financial Information of Apple Seven, Apple Eight, Apple Nine and the Combined Company.”

Selected Historical Financial Data…., pages 29-34

3.	Please revise to provide your distributions on a pro forma basis. Please refer to Item 14(b)(10) of Schedule 14A.

In response to the Staff’s comment, Amendment No. 3 has been revised on page 34.

Projected Financial Information of Apple Seven, Apple Eight, Apple Nine and the Combined Company, page 99

4.
With respect to the presentation of Hotel Net Operating Income, please revise to disclose how you estimated the Reserve for Capital Expenditures and reconcile these amounts to the information disclosed on pages O-18, P-33 and Q-38 relating to your reserve for, and anticipated, capital expenditures.

In response to the Staff’s comment, Amendment No. 3 has been revised on page 112 to clarify that, for the forecasted numbers, the reserve for capital expenditures used was 4% of total revenue and the Company has revised the historical numbers to reflect actual capital expenditures.  As capital expenditures are cyclical in nature with many variables, for purposes of comparing companies for a given year, the industry has traditionally utilized a 4% of revenue metric. The amounts referenced on pages O-18, P-33 and Q-38 in Amendment No. 2 (now pages N-18, O-33 and P-38) are actual capital expenditures and over time the Company expects that overall ratio of capital expenditures should approximate 4% of revenue although amounts vary per property and by year based upon a variety of factors.  As set forth on page 112 of Amendment No. 3, the combined company’s reserve for capital expenditures as a percentage of revenue for the years ended December 31, 2011 and 2012 was approximately 4.4% for both years and was 4.0% for the nine months ended September 30, 2013.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page N-1

5.
We note your response to comment 16 in our letter dated November 14, 2013, your summary analysis of your calculation of fair value, and your revised disclosure on pages N-5 and N-6. Please provide us with a detailed analysis of your calculation of fair value which supports the summary analysis, or provide us with a detailed analysis of all the assumptions used in this calculation and their sensitivity to varying assumptions. For any assumptions based on published industry information, please provide us with detail of that information and the source.

In response to the Staff’s comment, a spreadsheet entitled “Summary of Merger Valuation Model Operating Assumptions” and correspondence regarding additional information with respect to Apple REIT Eight, Inc. has been provided to the Staff by the Company under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 of the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we have requested that these materials be returned promptly following completion of the Staff’s review thereof.  We also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. Assumptions for growth in property revenue and expenses resulting in NOI growth were determined on a property by property basis, based upon knowledge of the individual properties, which take into account specific factors for each property including the brand, age of assets and local market projections.  These projections are based on historical performance of the property as well as the Company’s knowledge of the competitive environment within each market.  Individual property projected cash flows were consistent with those considered by each companies’ respective financial advisor in connection with their financial analyses.  On an aggregate basis, the Company compared average assumptions made across the portfolios to industry sources including those industry sources copies of which are being provided to the Staff supplementally by the Company with this letter.  Information with respect to recent hotel sales in Manhattan is being provided to the Staff supplementally by the Company with this letter in connection with the Manhattan hotel owned by Apple REIT Eight, Inc.

6.
 We have reviewed your response to comment 16 and we note that the assumed average annual NOI growth rate of 6% is based upon available public industry information. Please tell us your basis for not adjusting this rate for any distinguishing characteristics and historical performance between the Apple REITS and public industry information. For example, we note your disclosure on page P-87 that Apple Eight continues to lag industry revenue growth rates

See the response to comment number 5 above and as noted in the “Summary of Merger Valuation Model Operating Assumptions” spreadsheet provided, the Company used a wide range of assumptions based on the individual properties and thus produced a range of results for each individual Apple REIT.  These assumptions produce an average NOI growth rate of approximately 6% over the five year period presented for the combined entity.   These assumptions vary property to property but in aggregate are consistent with hotel industry data referenced in our response to comment 5 and provided supplementally by the Company.

7.
We note your response to comment 18 in our letter dated November 14, 2013, and your revised disclosure on pages N-5 and N-6. We note that your sensitivity analysis is limited to the annual growth rate assumption. Please tell us how you considered presenting a sensitivity analysis for a change in other inputs and assumptions used.

The Company believes that the NOI growth rate is the material assumption impacting its estimate of fair market value based on the DCF method and did not present sensitivity analyses for a change in other inputs and assumptions as those inputs and assumptions (e.g. discussed in response to comment number 5) are components of determining the NOI growth rate.

We thank you for your assistance in this matter.  Please do not hesitate to call me at (804) 775-1031, or my colleague, James M. Anderson III at (804) 775-1044, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:           Bryan F. Peery, Apple REIT Companies
David P. Buckley, Apple REIT Companies
Michael B. Kirwan, Foley & Lardner LLP
Elizabeth G. Hester, Kaufman & Canoles, PC
Paul D. Manca, Hogan Lovells US LLP